

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Gregory A. Beard
Chief Executive Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 29th Floor
New York, NY 10022

> **Re: Stronghold Digital Mining, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2021**
> **File No. 333-258188**

Dear Mr. Beard:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 9, 2021 letter.

Form S-1 filed on July 27, 2021

Low-Cost Power Generation, page 5

1.  We note your response to prior comment 3.  Please supplementally provide us with a copy of the report you commissioned from PA Consulting Group, Inc. and file their consent as an exhibit.  Refer to Securities Act Rule 436.

Risk Factors, page 29

2.      We note your response to prior comment 12 and that you expect Q Power to hold a majority of the voting stock.  To the extent the company may be considered a "controlled company" under Nasdaq rules, please provide appropriate disclosure throughout the registration statement, including on the prospectus cover page and in risk factors.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 74

3.      We note your response to comments 13, 19, and 20.  Please disclose the facts and circumstances concerning the Tax Receivable Agreement within your pro forma disclosure.  Explain why you do not give effect to the Tax Receivable Agreement in your pro forma financial statements.  Also, quantify in this disclosure the estimated maximum payment that the Company may be required to make under the Tax Receivable Agreement if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after the offering.  In this regard, we note the disclosure on pages 128 - 132.

4.      Please give pro forma effect to your borrowings under the $34.5 million master equipment financing agreement with Arctos Credit, LLC, and the related issuance of 43,845 shares of Class A common stock to Arctos, pursuant to Article 11-01(a) of Regulation S-X.

5.      We note under the non-binding letter of intent with Olympus Power, LLC you may acquire the Third Plant.  Please give effect to this acquisition in your pro forma financial statements and include in your Form S-1 separate audited financial statements pursuant to Rule 8-04 of Regulation S-X.  If, after assessing all available facts, you have concluded the acquisition is not probable, then please disclose this on pages 10-11 and elsewhere, as applicable, and advise us.

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2021, page 75

6.      In regard to notes (a), (b), and (c), please clarify the nature of the expenses and how they were calculated.

7.      In regard to note (b), please explain separately the adjustments related to the reorganization.

8.      In regard to note (d), please explain how you computed the amounts presented in the as adjusted before offering column for Registrant's (deficit) attributable to non-controlling interest.  Disclose the other side of the entry in the footnote and indicate this adjustment on the pro forma balance sheet.

9.      In regard to note (e), please explain the nature of the estimated consideration.

10.     It is unclear why you disclose as separate line-items both "Total Shareholders' Equity / (Deficit)" and "Total equity."  Please revise or clarify your disclosure and advise us.

11.     Regarding your response to comment 14, please explain to us how you reclassified the Stronghold LLC Units to temporary equity in the pro forma balance sheet.

12.     Record on the pro forma balance sheet any deferred tax assets and liabilities to be recognized upon consolidation of Stronghold LLC or advise us.

Unaudited Pro Forma Combined Statements of Operations For the Three Months Ended March 31, 2021, page 77

13.     Please explain why the WhiteHawk Financing Agreement column does not include the pro forma interest expense from the new debt for the three months ended March 31, 2021.  Also, give effect to this borrowing within your pro forma income statement for the year ended December 31, 2020.

14.     In a separate footnote, provide an explanation for the $900,000 adjustment appearing within the WhiteHawk Finance LLC Debt Financing/ Warrants column.

15.     In regard to the Panther Creek Acquisition, please disclose any acquisition accounting adjustments, such as depreciation and amortization associated with fair valuing identifiable assets acquired for all periods presented.

16.     Please identify the adjustment for note (c) on the Pro Forma Combined Statements of Operation.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Components of our Results of Operations
Results of Operations, page 84

17.     We note your revisions and response to prior comment 16.  As we requested in our prior comment, please revise the segment-level disclosures to identify each reportable operating segment's operating (loss) or income for all periods presented, as shown on pages F-15 and F-32, respectively, and discuss each segment's associated operating costs.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-6835.

Comparison of Non-GAAP Financial Measure, page 90

18.     We note your calculation of the non-GAAP measure identified as "Adjusted EBITDA" contemplates excluding various charges such as one-time transaction costs, impairments, and losses on derivative contracts while not excluding similar gains such as gain on extinguishment of PPP loan, realized gain on sale of digital currencies, derivative contracts, net, waste coal credits, renewable energy credits, and commission on sale of ash.  Please note a non-GAAP measure that is adjusted only for non-recurring charges when there were non-recurring gains that occurred during the same period could violate Rule 100(b) of Regulation G.  We refer you to the guidance in Question 100.03 of the Division's Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.

Combined Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page F-28

19.     We note your response to prior comment 26.  Please fully disclose all material terms and conditions of your Energy Management Agreement with Direct Energy Business Marketing, LLC.  Refer to ASC 606-10-50-12.

Segment Reporting, page F-32

20.     We note your revisions and response to prior comment 30.  Please reconcile your segment measure of profit or loss to consolidated income before income taxes. Please note that the reconciliation also applies to the segment measures of profit or loss that will be disclosed in Results of Operations on pages 84 and 87, respectively. Refer to ASC 280-10- 50-30(b).

Index To Exhibits
Exhibit 23.1 Consent of Urish Popeck & Co., LLC, page II-5

21.     Please have your auditor correct the date of their report in the consent.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3379 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc:     Shelley Barber